September 14, 2009

British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

Subject	MAG Silver Corp. / Valdecañas Project

Dear Sirs/Mesdames:

I, Hassan Ghaffari, P.Eng., of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “Valdecañas Project – Scoping Study NI 43-101 Technical Report”, dated August 19, 2009 (Document No. 0954750100-REP-R0001-03) in support of the news release by MAG Silver Corp. dated September 14, 2009.

I also certify that I have read the news release being filed by MAG Silver Corp. dated September 14, 2009 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 14th day of September, 2009

SIGNED

“Original document signed and sealed by Hassan Ghaffari, P.Eng.”

Hassan Ghaffari, P.Eng.

Manager of Metallurgy

Wardrop Engineering Inc.